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                                                             EXHIBIT 99.1

Contact:  Gwenetta B. Como
          Director, Investor Relations
          and Corporate Communications
          619/455-9800 x1184
          gwen_como@corvas.com


                        CORVAS ANNOUNCES TERMINATION OF
                  ORAL THROMBIN PROGRAM WITH SCHERING-PLOUGH

CORVAS AND SCHERING-PLOUGH'S TWO OTHER PROGRAMS, ORAL FACTOR XA INHIBITORS AND
                    HEPATITIS C INHIBITORS, REMAIN ON TRACK

SAN DIEGO, CA, August 14, 1998 - Corvas International Inc. (Nasdaq: CVAS) today announced that after reviewing the results from a Phase I clinical trial, Corvas and Schering-Plough Corporation (NYSE: SGP) have agreed to terminate their oral thrombin inhibitors research and development collaboration. Corvas and Schering-Plough have two additional programs in place, Factor Xa inhibitors and Hepatitis C inhibitors, that are not affected by this decision.

Commenting on the news, Randall E. Woods, President and Chief Executive Officer of Corvas, said, "The oral thrombin inhibitor was just one of several Corvas drugs currently in clinical trials. While today's news is disappointing, Corvas is pleased to continue our strong relationship with Schering-Plough with two other programs and we remain excited about our other drugs in the clinic including our proprietary anti-coagulant NAPc2 scheduled to enter Phase II later this year and NIF (neutrophil inhibitory factor) being developed by Pfizer Inc. for ischemic stroke."

George P. Vlasuk, Ph.D., Executive Vice-President of Research and Development at Corvas stated, "Corvas remains committed to the full complement of programs that constitute a broad-based R & D pipeline, including Factor Xa and Hepatitis C inhibitors, novel vascular targeting strategies and several other research programs focusing on protease inhibition."

To date, Corvas has received $17 million in equity and milestone payments from Schering-Plough and funding for the thrombin program through completion of the R & D phase. Beginning in 1997, Schering-Plough assumed full financial and developmental responsibility for the pre-clinical and clinical phases of the program. Corvas continues to receive R & D funding from Schering-Plough for the Factor Xa and Hepatitis C collaborations.

Corvas International, Inc. is a biopharmaceutical company engaged in the design and development of a new generation of therapeutic agents in the fields of blood clot formation (thrombosis), inflammation, cancer and other diseases. Corvas has a strategic alliance with Pfizer Inc. to develop neutrophil inhibitory factor (NIF) as a possible stroke therapy, and alliances with Schering-Plough to develop an orally available Factor Xa inhibitor and an inhibitor of a key protease associated with hepatitis C virus replication. Corvas also holds an option to acquire Vascular Genomics, Inc. allowing it to apply proteomics-and genomics-based technology to the human vasculature.

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results could vary materially from those described in this press release as a result of a number of factors. Meaningful factors that may affect these expected results include the possibility that collaboration agreements may not be renewed or be terminated with or without any product success, as well as risk factors listed from time to time in the Company's SEC filings, including, but not limited to, its 1997 Annual Report on Form 10-K and subsequent 10-Qs.

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